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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ---------------
                             AMENDMENT NO. 1 TO
                               SCHEDULE 14D-1
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                              ---------------
                              AMP Incorporated

                         (Name of Subject Company)
                        PMA Acquisition Corporation
                        a wholly owned subsidiary of
                             AlliedSignal Inc.
                                  (Bidder)

                      Common Stock, Without Par Value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                 031897101
                   (CUSIP Number of Class of Securities)

                          Peter M. Kreindler, Esq.
                             AlliedSignal Inc.
                             101 Columbia Road
                        Morristown, New Jersey 07692
                               (973) 455-5513

                              ----------------
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                                 Copies to:

                           Arthur Fleischer, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                      New York, New York 10004 - 1980
                               (212) 859-8120





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     The Schedule 14D-1 filed by PMA  Acquisition  Corporation,  a Delaware corporation, a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("Parent"), in connection with its pending tender offer for all outstanding shares of common stock, without par value (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), of AMP Incorporated, a Pennsylvania corporation (the "Company"), is hereby amended as follows:

                      Item 10. Additional Information.

(a) (12)  Press Release issued by Parent on August 10, 1998.
(a) (13) Letter, dated August 10, 1998, from Lawrence A. Bossidy, Chairman and Chief Executive Officer of Parent to Mr. William J. Hudson, Chief Executive Officer and President of the Company.



                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1998

                                       PMA ACQUISITION CORPORATION


                                       By:/s/ Peter M. Kreindler
                                          ------------------------------------
                                          Name:  Peter M. Kreindler
                                          Title: Vice President, Secretary
                                                 and Director

                                       ALLIEDSIGNAL INC.

                                       By:/s/ Peter M. Kreindler
                                          ------------------------------------
                                          Name:  Peter M. Kreindler
                                          Title: Senior Vice President,
                                                 General Counsel and Secretary